UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                              (AMENDMENT NO. ___)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ALLIS-CHALMERS ENERGY INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    019645407
                                 (CUSIP Number)

                                  Jack Langlois
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1111 Louisiana Street, 44th Floor
                              Houston, Texas 77002
                                 (713) 220-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 14, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 8

CUSIP NO. 019645407                                           PAGE 2 OF 10 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Alejandro Pedro Bulgheroni

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Argentina/Italy

                            7             Sole Voting Power
Number of                                      1,500,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       1,500,000
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,500,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      6.1%

14       Type of Reporting Person (See Instructions)

                                       IN

CUSIP NO. 019645407                                           PAGE 3 OF 10 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Associated Petroleum Investors Ltd.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  British Virgin Islands

                            7             Sole Voting Power
Number of                                      1,500,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       1,500,000
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,500,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            6.1%

14       Type of Reporting Person (See Instructions)

                                            CO

CUSIP NO. 019645407                                           PAGE 4 OF 10 PAGES


This Statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.01 per share (the "Shares"), of Allis-Chalmers Energy Inc., a Delaware corporation (the "Issuer"). The Statement is being filed on behalf of the Reporting Persons (as defined below), to report the acquisition of Shares as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to Shares of the Issuer. The principal executive offices of the Issuer are located at 5075 Westheimer, Suite 890, Houston, Texas 77056.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"): Associated Petroleum Investors Ltd., a British Virgin Islands international business company ("API") and Alejandro Pedro Bulgheroni, a citizen of Argentina and Italy.

     The principal business address of API is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The principal business address of Mr. Bulgheroni is c/o Pan American Energy LLC, Argentine Branch, Leandro N. Alem 1180 (C1001AAT) Buenos Aires, Argentina.

     The principal business of API is as a holding company. The principal occupation of Mr. Bulgheroni is as chairman of the management committee of Pan American Energy LLC. Additionally, Mr. Bulgheroni serves as chairman of the board of directors of API and as chairman and president of its wholly-owned subsidiary, Bridas International Holdings Limited, a British Virgin Islands international business company ("Bridas International").

     The Shares which are the subject of this Statement are held for the account of API and Bridas International. Mr. Bulgheroni, as chairman of API and as chairman and president of Bridas International has the ability to direct the investment decisions of API and Bridas International and as such may be deemed to have investment discretion over the securities held for the account of API and Bridas International.

     The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of API. (other than Mr. Bulgheroni) are set forth in Exhibit A, which is incorporated herein by reference.

     During the last five years, neither API, Mr. Bulgheroni, nor any of the persons listed in Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares were acquired by API and Bridas International as in connection with the acquisition of DLS Drilling Logistics & Services Corporation, a British Virgin Islands international business company ("DLS") by the Issuer.

CUSIP NO. 019645407                                           PAGE 5 OF 10 PAGES


ITEM 4.  PURPOSE OF TRANSACTION.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

     Except as otherwise set forth in Item 6 hereof, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Each of API and Mr. Bulgheroni may be deemed the beneficial owner of 1,500,000 Shares (approximately 6.1% of the total number of Shares outstanding). This number includes (A) 500,000 Shares held for the account of API and (B) 1,000,000 Shares held for the account of Bridas International.


     (b) API (by virtue of its ownership of Bridas International) and Mr. Bulgheroni (as a result of his positions with API and Bridas International) may be deemed to have the sole power to direct the voting and disposition of 1,500,000 Shares. This number includes (A) 500,000 Shares held for the account of API and (B) 1,000,000 Shares held for the account of Bridas International.

     (c) Except for acquisition of the Shares upon consummation of the acquisition of DLS by the Issuer as described in Item 6 below, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D by the Reporting Persons.

     (d) Bridas International has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for its account.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On August 14, 2006, the Issuer completed its acquisition of all of the outstanding capital stock of DLS from Bridas International, Bridas Central Company Ltd. ("BCC") and API (together with Bridas International and BCC, the "Investors"), pursuant to that certain Stock Purchase Agreement (the "Purchase Agreement"), dated as of April 27, 2006, by and among the Issuer and the Investors.

     On August 14, 2006, in accordance with (and in connection with the consummation of the transactions contemplated by) the Purchase Agreement, the Issuer and the Investors entered into an Investors Rights Agreement (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, the Issuer agreed to (i) grant the Investors the right to designate two nominees for election to the Issuer's board of directors (the "Board"), (ii) support the nominations of the persons designated by the Investors, and (iii) use its best efforts to cause the Board (and the Issuer's nominating committee, if any) to recommend the inclusion of such persons in the slate of nominees recommended to stockholders for election as directors at each annual meeting of stockholders of the Issuer. In accordance with the terms of the Purchase Agreement and the Investors Rights Agreement, Alejandro Pedro Bulgheroni and Carlos Alberto Bulgheroni were nominated by the Investors and appointed to serve as members of the Board. As a result Mr. Bulgheroni may have the ability to propose or implement some or all of the events listed in Item 4(a) - (j) of Schedule 13D.

CUSIP NO. 019645407                                           PAGE 6 OF 10 PAGES


     The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which is incorporated herein by reference and which has been filed as an exhibit to the Issuer's Current Reports on Form 8-K, filed with the Securities and Exchange Commission on August 14, 2006.

     As a result of the arrangements described above, including, but not limited to the Investor Rights Agreement, the Reporting Persons and the Investors may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists. For information on the Investors please see such reports on Schedule 13D or Schedule 13G as may be filed by the Investors with the Securities and Exchange Commission. The Reporting Persons take no responsibility for such filings or the completeness or accuracy of any information contained therein.

     To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Executive Officers and Directors of Associated Petroleum Investors Ltd. (other than Mr. Bulgheroni).

     Exhibit B - Joint Filing Agreement, dated as of August 23, 2006, by and between Associated Petroleum Investors Ltd. and Alejandro Pedro Bulgheroni.

CUSIP NO. 019645407                                           PAGE 7 OF 10 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  August 23, 2006       ASSOCIATED PETROLEUM INVESTORS LTD.



                             By:    /s/ Atilio M. Palmeiro
                                    --------------------------------------------
                             Name:  Atilio M. Palmeiro
                             Title: Vice President & Assistant Secretary


Date:  August 23, 2006       ALEJANDRO PEDRO BULGHERONI


                             /s/ Alejandro Pedro Bulgheroni
                             ---------------------------------------------------

CUSIP NO. 019645407                                           PAGE 8 OF 10 PAGES


                                  EXHIBIT INDEX

                                                                                                       PAGE NO.

A.        Executive Officers and Directors of Associated Petroleum Investors Ltd. (other than
          Alejandro Pedro Bulgheroni)................................................................        8

B.        Joint Filing Agreement, dated as of August 23, 2006, by and between Associated Petroleum
          Investors Ltd. and Alejandro Pedro Bulgheroni..............................................        9


CUSIP NO. 019645407                                           PAGE 9 OF 10 PAGES


                                    EXHIBIT A

     EXECUTIVE OFFICERS AND DIRECTORS OF ASSOCIATED PETROLEUM INVESTORS LTD.
                     (OTHER THAN ALEJANDRO PEDRO BULGHERONI)

Name                                                             Title                                  Citizenship
----------------------------------    ------------------------------------------------------------    ----------------

Manuel H. Bana                                           Director & President                            Argentina
Atilio M. Palmeiro                          Director, Vice President & Assistant Secretary               Argentina
Silvestre Asurey                                              Controller                                 Argentina


CUSIP NO. 019645407                                          PAGE 10 OF 10 PAGES


                                    EXHIBIT B

                             JOINT FILING AGREEMENT

     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Allis-Chalmers Energy Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Date:  August 23, 2006       ASSOCIATED PETROLEUM INVESTORS LTD.



                             By:    /s/ Atilio M. Palmeiro
                                    --------------------------------------------
                             Name:  Atilio M. Palmeiro
                             Title: Vice President & Assistant Secretary


Date:  August 23, 2006       ALEJANDRO PEDRO BULGHERONI


                             /s/ Alejandro Pedro Bulgheroni
                             ---------------------------------------------------